UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52608

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2021__ AND ENDING __12/31/2021__
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **SpeedRoute LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

285 Fulton St, 1 World Trade Center, 58th Flr
(No. and Street)

New York	NY	10007
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joel Quall	347-293-1274	jquall@tzero.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Baker Tilly US, LLP
(Name – if individual, state last, first, and middle name)

One Penn Plaza - Suite 3000	New York	NY	10119
(Address)	(City)	(State)	(Zip Code)

                                                                                23

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joel Quall _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SpeedRoute LLC _____, as of 12/31 _____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Joel Quall*

Title: CFO/FINOP

_____
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

SPEEDROUTE, LLC
FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2021
INCLUDING REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors of SpeedRoute, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SpeedRoute, LLC (the Company) as of December 31, 2021, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provided a reasonable basis for our opinion.

Baker Tilly US, LLP

We have served as the Company's auditor since 2016.
New York, New York
March 4, 2022

SPEEDROUTE, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021

ASSETS

Cash	$	3,551,377
Due from broker		283,428
Commissions receivable (net of allowance for credit losses of $37,060)		2,810,179
Other assets		124,707
TOTAL ASSETS	$	6,769,691

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Due to affiliates	$	90,184
Commissions payable		2,037,640
Legal settlement payable		975,000
Due to broker		114,520
TOTAL LIABILITIES		3,217,344
Member's Equity		3,552,347
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	6,769,691

NOTE 1.   ORGANIZATION

SpeedRoute, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company provides sponsored access and routing execution services to broker-dealers and exchanges. The Company does not service direct customers (retail, institutional or proprietary). The Company's principal place of business is New York, NY.

The Company is a single-member limited liability corporation owned by tZERO Group, Inc. (the "Parent"). The Company is economically dependent on the Parent for funding, for the loss of this relationship could impact the Company's ability to continue operations. Management does not foresee any events that may result in the loss of this relationship or the ability to fund any deficit of SpeedRoute, LLC.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

Cash consists of funds on deposit at financial institutions. The Company has no cash equivalents at December 31, 2021, which would include highly liquid investments purchased with an original maturity of three months or less.

Revenue Recognition

Securities transactions (and the related commission revenue and expense) are recorded on the trade date and on a gross basis. It is the Company's policy to treat cash consideration paid to its customers in the form of rebates as a reduction of revenue. During the year ended December 31, 2021, these rebates totaled $1,776,778.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivables and Credit Policy

Receivables are obligations due from the customer (broker-dealers or exchanges) under terms requiring payments up to thirty days from the previous production month. The Company does not accrue interest on unpaid receivables. Receipts of accounts receivable are applied to specific invoices identified on the customer remittance advice or, if unspecified, are applied to earliest unpaid invoices. Customer receivables balances with invoice dates that are greater than thirty days old are considered aged, non-allowable for regulatory purposes and reviewed for delinquency. The carrying amounts of aged receivables are reduced where necessary, and an allowance of $37,060 was recorded as of December 31, 2021.

Current Expected Credit Losses

The Company had $2,809,523 and $5,021,991 receivable from third parties on December 31, 2021 and on December 31, 2020, respectively. The Company carries its receivables at cost less an allowance for credit losses to present the net amount expected to be collected as of the date of the statement of financial condition. The Company generally does not require collateral. The estimate of expected credit losses considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts.

There were no significant changes in the Company's estimates of expected credit losses during the year ended December 31, 2021, and collections of accounts receivable subsequent to the date of the statement of financial condition.

Revenue Recognition

The Company follows the accounting guidance, "Revenue from Contracts with Customers" (Topic 606). Under Topic 606, a Company is required to recognize revenue to depict the transfer of goods or services to a customer at an amount reflecting the consideration it expects to receive in exchange for those goods or services. The Company earns commission revenue by executing trades. The Company's performance obligations consist of trade execution and are satisfied on the trade date; accordingly, commission revenues are recorded on the trade date. Commission revenues are received on settlement date; therefore, a receivable is recognized as of the trade date.

Concentration of Credit Risk

The Company maintains cash balances with financial institutions in amounts which, at times, are more than amounts insured by the Federal Deposit Insurance Corporation. Management monitors the soundness of these institutions and has not experienced any credit losses with them. All the Company's revenue and receivables are derived from transactions with other Broker Dealers and Exchanges.

During the three months ended December 31, 2021, the Company earned revenue from three customers totaling 34%, 19%, and 13% of revenues. As of December 31, 2021, 22%, 14% and 13% of accounts receivable was owed from three customers.

Contract Assets and Contract Liabilities

The timing of the revenue recognition may differ from the timing of payment from customers. The Company records a receivable when revenue is recognized prior to payment, and when the Company has an unconditional right to payment. The Company records contract liability when payment is received, prior to the time at which the satisfaction of the service obligation. We had gross receivables related to revenues from contracts with customers of $2,847,239 as of December 31, 2021 and $5,144,256 on December 31, 2020.

Income Taxes

No provision for federal and state income taxes has been made for the Company as it is a single-member limited liability company that is disregarded for income tax reporting purposes. The Company's income or loss is reportable by its sole member and included in the tax returns for the parent company, Overstock.com, Inc. The Company records its proportional share of the income tax expense incurred by Overstock.com, Inc. and treats this as an amount due to its parent. However, the income earned during the year ended December 31, 2021 was offset by affiliated company losses and accordingly no provision for income taxes was recorded. Further, management did not record a net deferred tax liability associated with its net income for the year ended December 31, 2021, due to the offsetting affiliate losses. Management elected not to adopt ASU 2019-12 and no deferred tax asset was recognized as there is no sufficient likelihood that it will be utilized to offset future taxable income.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company's parent is no longer subject to federal, state or city examinations by authorities for years before 2014. There are no uncertain tax positions as of December 31, 2021.

NOTE 3.   NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2021, the Company had net capital of $2,922,818, which was $2,708,328 in excess of its required net capital of $214,490. The Company's net capital ratio was 1.1 to 1 as of December 31, 2021.

NOTE 4.   RELATED PARTY AND AFFILIATED TRANSACTIONS

For the year ended December 31, 2021, the Company incurred commission expenses to tZero ATS, LLC, an entity related by common ownership, in the amount of $90,000. Of this amount, no amount is payable as of December 31, 2021, and included in "Due to Affiliates".

On July 1, 2016, the Company entered into an expense sharing agreement with t0 Technologies, LLC, a Delaware limited liability company and wholly owned subsidiary of tZERO Group, Inc ("Parent"). This contract has no formal maturity. This agreement covers the sharing of technology related services, rent and managerial support. As amended on July 1, 2019, the monthly fee was $86,000 and further as amended, on November 1, 2020, the monthly fee is now $86,560. For the year ended December 31, 2021, the Company paid t0 Technologies, LLC, $1,038,721. This amount is included in "Affiliate Service and Support Fees" in the Statement of Operations. Of this amount, $86,560 is payable as of December 31, 2021.

On November 1, 2017, the Company entered a service and expense sharing agreement with the Parent. This agreement covers payroll and personnel costs. As amended on July 1, 2019, the bi-weekly service fee is $89,080 and further as amended, on November 1, 2020, the monthly service fee is $71,150. For the year ended December 31, 2021, the Company paid service fees to the Parent in the amount of $853,800, and payroll contributions for employee commissions in the amount of $1,224,228. This amount is included in "Affiliate Service and Support Fees" in the Statement of Operations. Of this amount, there is no payable as of December 31, 2021.

NOTE 5.   COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as defendant in any lawsuit as of December 31, 2021.

The Company is party to certain claims, suits and complaints arising in the ordinary course of business. In the opinion of management, all such matters are without merit, or involve amounts which would not have a significant effect on the financial position of the Company.

In June 2021, the Company settled a disciplinary action which resulted in the payment of 310,000.

In October 2021, the Company acknowledged a possible settlement with NYSE & NASDAQ related to violations of certain exchange rules and resulted in aggregate fines of an estimated $975,000 and was accrued on the balance sheet. In January 2022, a settlement was reached between the Company and NYSE & NASDQ and a total of $960,000 was paid on January 25, 2022, $450,000 to NASDAQ and $510,000 to NYSE. The amounts were recorded in legal settlement payable on the Balance Sheet and in Regulatory Fees on the Statement of Income.

The Company is currently the subject of various regulatory reviews by FINRA. In some instances, these matters may rise to a disciplinary action. There is one specific case that management is awaiting to hear back potential fines and penalties from FINRA. No range of settlement value has been formally discussed, and accordingly, management has not accrued a liability for this uncertainty. However, we believe it is likely we will be subject to a monetary fine or penalty, which could be material. We believe we have sufficient working capital to cover the amount of the ultimate fine or penalty.

NOTE 6. GUARANTEES AND INDEMNIFICATIONS

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees effective at December 31, 2021.

NOTE 7.   SUBSEQUENT EVENTS

We have evaluated the impact of all subsequent events through March 4, 2022, the date the Company's financial statements were available to be issued and determined that all subsequent events have been appropriately recognized and disclosed in the accompanying financial statements.